                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549



                              SCHEDULE 13D



               Under the Securities Exchange Act of 1934

                         (Amendment No. ____)*



                            Capital Re Corporation
- -------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   140432 10 5
                         -------------------------------
                                  (CUSIP Number)

     Philip R. Halverson  Minnesota Power, 30 West Superior Street, Duluth, MN
                              55802   (218) 723-3964
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                   Communications)

                                   July 13, 1994
               ----------------------------------------------------
               (Date of Event which Requires Filing this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information requested in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall to all other provisions of the Act (however, see the Notes).

                                                            Page 1 of 5 Pages
CUSIP No. 140432 10 5

- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Minnesota Power & Light Company
          41-0418150
- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)  /  /
                                                                 (b)  /  /
- -------------------------------------------------------------------------------
3    SEC USE ONLY

- -------------------------------------------------------------------------------
4    SOURCE OF FUNDS *
          WC
- -------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       /  /
- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Minnesota
- -------------------------------------------------------------------------------
               7    SOLE VOTING POWER
  NUMBER OF              3,074,140
   SHARES           -----------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY                    - 0 -
    EACH            -----------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
    PERSON                    3,074,140
    WITH            -----------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                              - 0 -
- -------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         3,074,140
- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES *                                        /  /

- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                   20.8%
- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *
          CO
- -------------------------------------------------------------------------------

               This Schedule 13D consists of 5 pages and 1 exhibit.

                                                            Page 2 of 5 Pages
Item 1.  Security and Issuer

     This statement relates to Common Stock, $.01 par value (the "Common Stock") of Capital Re Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 18th Floor, 1325 Avenue of the Americas, New York, NY 10019.

     Prior to this filing, Minnesota Power was exempt from filing Schedule 13D under Section 13(d)(6)(B) of the Securities Exchange Act of 1934 (the "Act"). However, Minnesota Power has made annual filings of Schedule 13G disclosing ownership of the 2,748,640 shares of Common Stock of the Company owned by Minnesota Power prior to the acquisitions reported under
     Item 5(c) herein.

Item 2.  Identity and Background

     (a) This statement is filed on behalf of Minnesota Power & Light Company, a Minnesota corporation ("Minnesota Power"). The principal executive offices of Minnesota Power are at 30 West Superior Street, Duluth, MN 55802.
     (b)  Minnesota Power is a diversified electric utility.
     (c) In the last five years Minnesota Power has not been convicted in a criminal proceeding.
     (d) During the last five years, Minnesota Power was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws, or a finding of any violation with respect to such laws.
     (e)  Minnesota Power is organized in the state of Minnesota.

     Attached hereto as Exhibit A is a listing of the name, business address, and principle occupation of each director and executive officer of Minnesota Power. Each such director and executive officer is a citizen of the United States of America and, in the last five years, none have been subject to proceedings described in paragraphs (c) and (d) above. As of the date hereof, no director or executive officer is the beneficial owner of Common Stock or is party to any agreements or arrangements with respect thereto.

Item 3.  Source and Amount of Funds or Other Consideration

     $6,762,587 has been expended from Minnesota Power's working capital to purchase the Common Stock as described under Item 5(c) below.

Item 4.  Purpose of Transaction

     The Common Stock identified in Item 5(c) was purchased by Minnesota Power for investment purposes. Depending upon market conditions and Minnesota Power's internal investment requirements, additional Common Stock may be acquired by Minnesota Power, and Minnesota Power may determine to sell Common Stock at any time.

     Minnesota Power has no plans or proposals relating to or which would result in the following with respect to the Company:

     - An extraordinary corporate transaction, such as a merger, reorganization, or sale of a material amount of assets of the Company or its subsidiaries;

                                                            Page 3 of 5 Pages

     - A change in the present board of directors or management of the Company, including any change in the number or term of directors or the filling of any existing vacancies on the board;

     - A material change in the present capitalization or dividend policy of the Company;

     -    A material change in the Company's business or corporate structure;

     - A change in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     - An action causing a class of securities of the Company to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

     - An action that would cause a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

     -    An action similar to any of those enumerated above.

     Pursuant to the Stockholders' Agreement described in Item 6 hereof, two nominees of Minnesota Power currently serve as directors of the Company. In their capacity as directors, such individuals may consider from time to time various plans or proposals of the nature described above presented by other parties. In such event, such directors intend to act upon such plans or proposals in accordance with their judgment at the time.

     In addition to its representation on the Company's Board of Directors, Minnesota Power believes it is the largest single shareholder of the Company. However, Minnesota Power has no present intention of seeking to exercise control of the Company and disclaims the existence of any control relationship with the Company.

Item 5.  Interest in Securities of the Issuer

     (a)  Aggregate number of shares of Common Stock owned       3,074,140
          Percent of Common Stock outstanding                         20.8%

     (b)  Sole power to vote       3,074,140
          Shared power to vote             0
          Sole power to dispose    3,074,140
          Shared power to dispose          0

     (c) Transactions in the Company Common Stock effected by Minnesota Power during the past 60 days are described below. The prices per share are exclusive of brokerage fees. All transactions were through a broker and executed on the New York Stock Exchange:

                                                            Page 4 of 5 Pages

                                      Number of
          Date of Transaction      Shares Purchased    Price Per Share
          -------------------      ----------------    ---------------
          June 27, 1994                   5,300             $20.000
                                        179,700             $20.125
          June 30, 1994                   7,600             $20.993
          July 5, 1994                    5,000             $21.250
          July 7, 1994                   14,600             $21.375
          July 8, 1994                   23,400             $21.375
          July 11, 1994                   5,200             $21.351
          July 12, 1994                     100             $21.250
          July 13, 1994                  84,600             $21.625

     (d)  Not applicable

     (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships to Securities of the Issuer

     The Company, its management stockholders and three Institutional Stockholders, Minnesota Power, Constellation Investments, Inc. ("Constellation"), and Sibag Finance Corporation ("Sibag"), are parties to the Capital Re Corporation 1992 Stockholders' Agreement, dated January 17, 1992, as amended by the First Amendment to Capital Re Corporation 1992 Stockholders' Agreement dated December 28, 1992 (collectively referred to as the "Stockholders' Agreement"). The Stockholders' Agreement establishes, among other things, agreements with respect to election of directors and registration rights for shares of Common Stock held by the Institutional Stockholders. With proper notice, the Stockholders' Agreement may be terminated by any party effective January 17, 2002.

     The Stockholders' Agreement requires each stockholder party thereto to vote its shares at all elections of directors in favor of two directors designated by each Institutional Stockholder holding at least 13% of the outstanding voting stock of the Company, and one director nominated by each Institutional Stockholder holding at least 8% and up to 13% of that stock. Under that arrangement, each of Minnesota Power, Constellation and Sibag currently have the right to designate two persons for election to the Board of Directors, and have the obligation to vote their shares in favor of election of those persons. These Institutional Stockholders have also agreed to vote for the removal of designated directors only for cause or if requested by the designating Institutional Stockholder. Minnesota Power will not gain additional representation on the Company's Board of Directors as a result of its acquisitions reported in Item 5(c) herein.

     The Stockholders' Agreement also grants each Institutional Stockholder certain registration rights with respect to unregistered Common Stock held by it. One or more holders of at least 10% of the Institutional Stockholders' aggregate outstanding holdings of Common Stock may request the Company to register shares of Common Stock held by them on two occasions. Each of Minnesota Power, Constellation and Sibag own sufficient shares to exercise such rights individually. In addition, Institutional Stockholders have unlimited "piggyback" registration rights in an offering initiated by the Company.

     Apart from the express provisions of the Stockholders' Agreement, Minnesota Power does not have any voting agreement with any other party with respect to the Common Stock.

                                                            Page 5 of 5 Pages

Item 7.  Material to Be Filed as Exhibits

     Incorporated by reference are (i) the Capital Re Corporation Stockholders' Agreement dated January 17, 1992 described under Item 6 above which was filed in connection with Company's 1992 initial public offering as Exhibit
     9.01 to the Company's Registration Statement on Form S-1, (Reg. No. 33-53618) and (ii) the First Amendment to Capital Re Corporation 1992 Stockholders' Agreement dated December 28, 1992 filed as Exhibit 9.03 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     July 15, 1994                      Minnesota Power & Light Company
- ------------------------
     Date

                                   By:         /s/ Philip R. Halverson
                                        --------------------------------------
                                                  Philip R. Halverson
                                       General Counsel and Corporate Secretary

                                                                 Exhibit A

Directors and Executive Officers of Minnesota Power
                                                                 Principal Occupation and
Name                     Title at Minnesota Power                Business Address
Merrill K. Cragun        Director                                President
                                                                 Cragun Corporation
                                                                 2001 Pine Beach Road
                                                                 East Gull Lake
                                                                 Brainerd, MN 56401

Dennis E. Evans          Director                                President & CEO
                                                                 Hanrow Financial Group, Ltd.
                                                                 3600 IDS Center
                                                                 Minneapolis, MN 55402

Sr. Kathleen Hofer       Director                                CEO of BHS
                                                                 President & CEO of
                                                                 St. Mary's Med. Center
                                                                 Benedictine Health System
                                                                 503 East Third Street
                                                                 Duluth, MN 55805

Peter J. Johnson         Director                                President
                                                                 Hoover Construction Company
                                                                 P.O. Box 1007
                                                                 Virginia, MN 55792

Mary E. Junck            Director                                Publisher & CEO
                                                                 The Baltimore Sun
                                                                 501 North Calvert Street
                                                                 Baltimore, MD 21278-0001

Robert S. Mars, Jr.      Director                                Chairman
                                                                 W.P. & R.S. Mars Company
                                                                 4410 Grand Avenue
                                                                 Duluth, MN 55807

Paula F. McQueen         Director                                President
                                                                 Webb, McQueen & Company
                                                                 Certified Public Accountants
                                                                 Suite 6
                                                                 1625 West Marion Avenue
                                                                 Punta Gorda, FL 33950

Robert S. Nickoloff      Director                                Chairman of the Board
                                                                 Medical Innovation Capital, Inc.
                                                                 9900 Bren Road East, Suite 421
                                                                 Minnetonka, MN 55343

Jack I. Rajala           Director                                President
                                                                 Rajala Lumber Company
                                                                 Box 578
                                                                 Deer River, MN 56636

Charles A. Russell       Director                                President
                                                                 Norwest Bank MN North, N.A.
                                                                 Duluth Office
                                                                 230 West Superior Street
                                                                 Duluth, MN 55802

                                                                 Exhibit A
                                                                 (Continued)

                                                                 Principal Occupation and
Name                     Title at Minnesota Power                Business Address
Donald C. Wegmiller      Director                                Vice Chairman and President
                                                                 Management Compensation
                                                                 Group/HealthCare
                                                                 Suite 370
                                                                 608 Second Avenue South
                                                                 Minneapolis, MN 55402

Arend J. Sandbulte       Chairman, President and Chief           Minnesota Power
                         Executive Officer                       30 West Superior Street
                                                                 Duluth, MN 55802

Robert D. Edwards        Executive Vice President and Chief      Minnesota Power
                         Operating Officer                       30 West Superior Street
                                                                 Duluth, MN 55802

Jack R. McDonald         Executive Vice President-Finance        Minnesota Power
                         and Corporate Development               30 West Superior Street
                                                                 Duluth, MN 55802

Warren Candy             Vice President                          Minnesota Power
                                                                 30 West Superior Street
                                                                 Duluth, MN 55802

Roger P. Engle           Vice President                          Minnesota Power
                                                                 30 West Superior Street
                                                                 Duluth, MN 55802

David G. Gartzke         Vice President-Finance and Chief        Minnesota Power
                         Financial Officer                       30 West Superior Street
                                                                 Duluth, MN 55802

Philip R. Halverson      General Counsel and Corporate           Minnesota Power
                         Secretary                               30 West Superior Street
                                                                 Duluth, MN 55802

Allen D. Harmon          Group Vice President-Electric           Minnesota Power
                         Utility Operations                      30 West Superior Street
                                                                 Duluth, MN 55802

Eugene G. McGillis       Vice President                          Minnesota Power
                                                                 30 West Superior Street
                                                                 Duluth, MN 55802

Gerald B. Ostroski       Vice President                          Minnesota Power
                                                                 30 West Superior Street
                                                                 Duluth, MN 55802

Bert T. Phillips         Group Vice President-Water              Minnesota Power
                         Resource Operations                     30 West Superior Street
                                                                 Duluth, MN 55802

Charles M. Reichert      Vice President                          Minnesota Power
                                                                 30 West Superior Street
                                                                 Duluth, MN 55802

Kevin G. Robb            Vice President                          Minnesota Power
                                                                 30 West Superior Street
                                                                 Duluth, MN 55802

                                                                 Exhibit A
                                                                 (Continued)

                                                                 Principal Occupation and
Name                     Title at Minnesota Power                Business Address
Mark A. Schober          Corporate Controller                    Minnesota Power
                                                                 30 West Superior Street
                                                                 Duluth, MN 55802

Stephen D. Sherner       Vice President-Power Sourcing and       Minnesota Power
                         Delivery                                30 West Superior Street
                                                                 Duluth, MN 55802

Geraldine R. VanTassel   Vice President - Corporate              Minnesota Power
                         Resource Planning                       30 West Superior Street
                                                                 Duluth, MN 55802

James K. Vizanko         Corporate Treasurer                     Minnesota Power
                                                                 30 West Superior Street
                                                                 Duluth, MN 55802